Exhibit 99.3

MICWARE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Japanese yen (“JPY”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

	As of February 28, 2026	As of August 31, 2026	As of August 31, 2026
	JPY	JPY	US$
ASSETS
Current Assets
Cash and cash equivalents	8,259,660	10,586,282	66,272
Accounts receivable, net	1,758,584	853,758	5,345
Accounts receivable due from related parties, net	86,934	21,704	136
Contract assets	223,490	618,031	3,869
Contract assets due from related parties	3,126,224	2,101,404	13,155
Inventories	18,902	258,157	1,616
Tax receivable	4,929	3,422	21
Prepayments and other current assets	1,026,648	1,018,385	6,375
Prepayments and other current assets due from related parties	13,074	31,670	198
Total current assets	14,518,445	15,492,813	96,987

Non-current Assets
Property and equipment, net	1,849,599	1,701,737	10,653
Operating lease right-of-use assets, net	3,834,503	3,241,960	20,295
Intangible assets, net	206,920	221,394	1,386
Long-term investments	317,000	351,771	2,202
Goodwill	239,228	239,228	1,498
Deferred offering costs	231,986	-	-
Deferred tax assets, net	1,028,394	1,345,878	8,425
Long-term prepayments and other non-current assets	2,213,137	2,203,537	13,795
Total non-current assets	9,920,767	9,305,505	58,254
TOTAL ASSETS	24,439,212	24,798,318	155,241

LIABILITIES, MEZZANINE EQUITY, AND EQUITY
Current liabilities
Short-term borrowings	800,000	-	-
Current portion of long-term borrowings	2,021,924	1,428,138	8,940
Accounts payable	1,217,573	784,234	4,909
Accounts payable due to a related party	188,264	157,101	983
Current portion of contract liabilities	763,650	935,938	5,859
Current portion of contract liabilities due to a related party	646,603	257,838	1,614
Operating lease liabilities, current	1,206,136	1,132,254	7,088
Taxes payable	530,424	496,858	3,110
Accrued expenses and other current liabilities	1,388,559	1,420,843	8,894
Accrued expenses and other current liabilities due to related parties	873	-	-
Total current liabilities	8,764,006	6,613,204	41,397

Non-current liabilities
Long-term borrowings	2,565,203	1,809,679	11,329
Contract liabilities, non-current	877,430	833,146	5,216
Operating lease liabilities, non-current	2,880,319	2,341,277	14,657
Deferred tax liabilities, net	61,513	68,001	426
Other non-current liabilities	678,073	600,246	3,758
Total non-current liabilities	7,062,538	5,652,349	35,386
TOTAL LIABILITIES	15,826,544	12,265,553	76,783

COMMITMENTS AND CONTINGENCIES

Mezzanine equity
Redeemable ordinary shares (313,300 and nil shares issued and outstanding as of February 28, 2026 and August 31, 2026, respectively)*	391,124	-	-
TOTAL MEZZANINE EQUITY	391,124	-	-

Equity
Ordinary shares, 125,320,000 shares authorized; 58,054,490 shares issued and 55,828,614 shares outstanding as of February 28, 2026, and 61,331,990 shares issued and 59,419,414 shares outstanding as of August 31, 2026*	480,000	4,200,000	26,293
Treasury shares, 1,912,576 shares as of February 28, 2026 and August 31, 2026*	(410,683)	(352,877)	(2,209)
Additional paid-in capital	997,803	1,115,496	6,983
Retained earnings	6,823,084	7,443,068	46,595
Accumulated other comprehensive income	118,474	127,078	796
Total equity attributable to shareholders of the Company	8,008,678	12,532,765	78,458
Non-controlling interests	212,866	-	-
TOTAL EQUITY	8,221,544	12,532,765	78,458
TOTAL LIABILITIES, MEZZANINE EQUITY AND EQUITY	24,439,212	24,798,318	155,241

*	The shares and per share information are presented on a retroactive basis to reflect the share split from 1 to 130, which became effective on March 1, 2024, and reflect the share split from 1 to 241, which became effective on March 31, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MICWARE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Amounts in thousands of JPY, and in thousands of US$, except for number of shares and per share data)

	For the Six Months Ended August 31,
	2025	2026	2026
	JPY	JPY	US$
Revenue – third parties	3,368,257	3,484,454	21,813
Revenue – related parties	6,892,829	7,128,280	44,624
Total Revenue	10,261,086	10,612,734	66,437
Cost of revenue	7,040,540	6,764,846	42,349
Gross profit	3,220,546	3,847,888	24,088

Operating expenses
Selling, general, and administrative expenses	1,916,500	2,229,961	13,960
Research and development expenses	519,153	829,203	5,191
Total operating expenses	2,435,653	3,059,164	19,151

Operating profit	784,893	788,724	4,937

Other income (expense)
Interest expenses, net	(18,977)	(13,042)	(82)
Loss from disposal of long-lived assets	-	(1,410)	(9)
Loss from disposal of long-term investment	-	(820)	(5)
Gain from change in fair market value of equity securities	4,407	35,591	223
(Loss) gain from foreign currency exchange	(971)	9,399	59
Gain on bargain purchase	106,805	-	-
Other income (expenses), net	20,287	(30,468)	(191)
Total other income (expense), net	111,551	(750)	(5)
INCOME BEFORE INCOME TAX PROVISION	896,444	787,974	4,932

PROVISION (BENEFIT) FOR INCOME TAXES
Current	514,044	486,068	3,043
Deferred	(326,400)	(311,026)	(1,947)
Total provision for income taxes	187,644	175,042	1,096
Net income	708,800	612,932	3,836

Less: net (income) loss attributable to non-controlling interests	(5,867)	7,052	44
Net income attributable to the Company’s ordinary shareholders	702,933	619,984	3,880

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(9,008)	11,532	72
Total comprehensive income	699,792	624,464	3,908
Less: comprehensive (income) loss attributable to non-controlling interests	(4,246)	4,124	26
Comprehensive income attributable to the Company	695,546	628,588	3,934

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic*	56,000,976	58,055,596	58,055,596
Diluted*	56,000,976	63,221,297	63,221,297
EARNINGS PER SHARE
Basic*	12.55	10.68	0.07
Diluted*	12.55	9.81	0.06

*	The shares and per share information are presented on a retroactive basis to reflect the share split from 1 to 130, which became effective on March 1, 2024, and reflect the share split from 1 to 241, which became effective on March 31, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MICWARE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in thousands of JPY, and in thousands of US$, except for number of shares and per share data)

	Attributable to shareholders of the Company
	Ordinary shares		Treasury shares		Additional		Accumulated Other	Non-
	No. of Shares*	Amount	No. of Shares*	Amount	Paid-in Capital	Retained Earnings	Comprehensive Income	controlling interests	Total Equity
		JPY		JPY	JPY	JPY	JPY	JPY	JPY
Balance as of February 28, 2025	58,054,490	480,000	2,337,700	(489,121)	926,301	5,540,108	69,722	184,038	6,711,048
Net income	-	-	-	-	-	702,933	-	5,867	708,800
Foreign currency translation adjustment	-	-	-	-	-	-	(7,387)	(1,621)	(9,008)
Reissuance of treasury shares	-	-	(425,124)	78,438	71,502	-	-	-	149,940
Adjustments to redeemable ordinary shares fair value measurement	-	-	-	-	-	(39,000)	-	-	(39,000)
Balance as of August 31, 2025	58,054,490	480,000	1,912,576	(410,683)	997,803	6,204,041	62,335	188,284	7,521,780

Balance as of February 28, 2026	58,054,490	480,000	1,912,576	(410,683)	997,803	6,823,084	118,474	212,866	8,221,544
Net income (loss)	-	-	-	-	-	619,984	-	(7,052)	612,932
Foreign currency translation adjustment	-	-	-	-	-	-	8,604	2,928	11,532
Issuance of ordinary shares upon Initial public offering (“IPO”), net of issuance costs	3,277,500	3,720,000	-	-	61,042	-	-	-	3,781,042
Offering cost incurred for IPO	-	-	-	-	(424,211)	-	-	-	(424,211)
Conversion of redeemable ordinary shares into permanent equity upon IPO	-	-	-	57,806	333,318	-	-	-	391,124
Acquisition of noncontrolling interests	-	-	-	-	(144,740)	-	-	(208,742)	(353,482)
Share-based compensation	-	-	-	-	292,284	-	-	-	292,284
Balance as of August 31, 2026	61,331,990	4,200,000	1,912,576	(352,877)	1,115,496	7,443,068	127,078	-	12,532,765
Balance as of August 31, 2026 (US$)	-	26,293	-	(2,209)	6,983	46,595	796	-	78,458

*	The shares and per share information are presented on a retroactive basis to reflect the share split from 1 to 130, which became effective on March 1, 2024, and reflect the share split from 1 to 241, which became effective on March 31, 2026.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

MICWARE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of JPY, and in thousands of US$)

	For the Six Months Ended August 31,
	2025	2026	2026
	JPY	JPY	US$
Cash flows from operating activities
Net income	708,800	612,932	3,836
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	207,205	207,177	1,297
Amortization of operating lease right-of-use assets	561,048	591,496	3,703
Share-based compensation	-	292,284	1,830
Loss on disposal of property and equipment	-	1,410	9
Loss on disposal of long-term investment	-	820	5
Change in fair value of marketable securities	(4,407)	(35,591)	(223)
Gain on bargain purchase	(106,805)	-	-
Deferred tax benefit	(326,400)	(311,026)	(1,947)
Changes in operating assets and liabilities:
Accounts receivable	968,211	904,826	5,664
Accounts receivable due from related parties	949,237	65,230	408
Contract assets	(219,757)	(394,541)	(2,470)
Contract assets due from related parties	(420,916)	1,024,820	6,416
Inventories	(34,014)	(239,255)	(1,498)
Tax receivables	333,822	1,507	9
Prepayments and other assets	153,955	115,803	725
Prepayments and other assets due from related parties	(16,047)	(18,596)	(116)
Accounts payable	(159,395)	(433,339)	(2,713)
Accounts payable due to a related party	(4,220)	(31,163)	(195)
Contract liabilities	242,691	128,004	801
Contract liabilities due to a related party	264,092	(388,765)	(2,434)
Accrued expenses and other liabilities	150,496	(59,237)	(371)
Accrued expenses and other liabilities due to related parties	(96)	(873)	(5)
Operating lease liabilities	(516,075)	(611,871)	(3,830)
Taxes payable	(426,683)	(33,566)	(210)
Net cash provided by operating activities	2,304,742	1,388,486	8,691

Cash flows from investing activities
Payment for investment	(200,354)	-	-
Purchase of property and equipment	(33,485)	(88,382)	(553)
Proceeds from sale of property and equipment	464	107	1
Purchase of intangible assets	(277)	(35,643)	(223)
Acquisitions	(205,000)	-	-
Net cash used in investing activities	(438,652)	(123,918)	(775)

Cash flows from financing activities
Proceeds from borrowings	100,000	300,000	1,878
Repayment of borrowings	(999,810)	(2,449,310)	(15,333)
Payments on deferred offering costs	(82,357)	(192,225)	(1,203)
Repayments of finance lease obligation	(31,398)	(35,611)	(223)
Net proceeds from IPO	-	3,781,042	23,670
Reissuance of treasury shares	149,940	-	-
Acquisition of noncontrolling interests in subsidiaries	-	(353,482)	(2,213)
Net cash (used in) provided by financing activities	(863,625)	1,050,414	6,576

Effect of foreign exchange rate changes on cash and cash equivalents	(9,263)	11,640	73

Net increase in cash and cash equivalents	993,202	2,326,622	14,565

Cash and cash equivalents at the beginning of the period	7,670,463	8,259,660	51,707
Cash and cash equivalents at the end of the period	8,663,665	10,586,282	66,272

Supplementary cash flow information
Cash paid for income taxes	80,715	605,670	3,792
Cash paid for interest expenses	25,987	24,661	154

Non-cash financing and investing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	1,020,425	14,508	91
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	50,771	45,288	284
Remeasurement of operating lease liabilities and right-of-use assets due to modifications	-	3,271	20
Adjustments to redeemable ordinary shares fair value measurement	39,000	-	-
Conversion of redeemable ordinary shares into permanent equity upon IPO	-	391,124	2,449
Offering cost incurred for IPO	-	424,211	2,656

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation and Summary of Significant Accounting Policies

The accompanying unaudited condensed consolidated financial statements of Micware Co., Ltd. and its subsidiaries (collectively, the “Company”) have been prepared using accounting policies consistent with those applied in the Company’s audited consolidated financial statements for the fiscal year ended February 28, 2026, which were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). These unaudited condensed consolidated financial statements do not include all of the information and disclosures required by GAAP for interim or annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results for the interim periods presented have been included. The results of operations for the six months ended August 31, 2026 are not necessarily indicative of the results to be expected for the fiscal year ending February 28, 2027.

The Company’s functional currency and reporting currency are the Japanese yen (“JPY” or “¥”), the legal currency of Japan. The terms “dollar,” “US$,” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations with respect to financial information as of and for the six months ended August 31, 2026 included herein are based on the exchange rate of JPY to U.S. dollars of ¥159.74=$1.00, which was the foreign exchange rate on August 31, 2026, the last business day of that period, as reported by the United States Federal Reserve Board. Changes in the exchange rate will affect the U.S. dollar equivalent of the Company’s obligations and assets, including accounts receivable, and may result in an increase or decrease in these amounts when expressed in thousands of U.S. dollars. No representation is made that JPY amounts have been, could have been, or could be, converted into US$ at that rate or any other rate.

As described in Note 3, the Company implemented a reorganization of certain of its subsidiaries and business functions effective September 1, 2026, and is reassessing its operating and reportable segments in connection with the reorganization. Accordingly, segment profit or loss and related disclosures have not been presented in these unaudited condensed consolidated financial statements. Revenue disaggregated by the Company’s current reportable segments is presented in Note 2.

These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the fiscal year ended February 28, 2026, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2026.

There have been no material changes to the Company’s significant accounting policies from those described in Note 2 to the audited consolidated financial statements for the fiscal year ended February 28, 2026.

Note 2 — Revenue

The following table presents the Company’s revenue from contracts with customers by reportable segment, disaggregated by major product and service lines and geographical markets for the six months ended August 31, 2025 and 2026:

	For the Six Months Ended August 31, 2025
	Software Defined Vehicle (SDV)	Location- Based Services (LBS)	Other and Eliminations	Total
	JPY	JPY	JPY	JPY
	(In thousands)
Major Product/Service Lines
Software Development Services	7,200,099	1,459,873	(598,143)	8,061,829
Licensing	235,721	1,231,158	-	1,466,879
Software-related Services	200,962	468,433	62,983	732,378
Total	7,636,782	3,159,464	(535,160)	10,261,086
Geographical Markets
Japan	7,533,554	3,158,864	(596,726)	10,095,692
International	103,228	600	61,566	165,394
Total	7,636,782	3,159,464	(535,160)	10,261,086

	For the Six Months Ended August 31, 2026
	SDV	LBS	Other and Eliminations	Total	Total
	JPY	JPY	JPY	JPY	US$
	(In thousands)
Major Product/Service Lines
Software Development Services	7,519,263	1,483,355	(607,325)	8,395,293	52,556
Licensing	191,123	1,329,297	-	1,520,420	9,518
Software-related Services	193,314	503,542	165	697,021	4,363
Total	7,903,700	3,316,194	(607,160)	10,612,734	66,437
Geographical Markets
Japan	7,861,808	3,316,194	(782,812)	10,395,190	65,075
International	41,892	-	175,652	217,544	1,362
Total	7,903,700	3,316,194	(607,160)	10,612,734	66,437

Note 3 — Subsequent Events

The Company has evaluated subsequent events through November 10, 2026, the date these unaudited condensed consolidated financial statements were available to be issued, and has determined that the following subsequent event requires disclosure.

Subsequent to August 31, 2026, the Company implemented a reorganization of certain of its subsidiaries and business functions, effective September 1, 2026. The Company is currently evaluating the accounting and disclosure impacts of the reorganization, and an estimate of its financial effect cannot be made at this time. The reorganization had no impact on the accompanying unaudited condensed consolidated financial statements as of and for the six months ended August 31, 2026.